Ad hoc Release — Celanese AG
Squeeze-out effective
The litigation before the Frankfurt a.M. District Court regarding the resolution of the General Meeting of Celanese AG of 30 May 2006 on the squeeze out of the minority shareholders of Celanese AG has been settled.
As a consequence, the squeeze out has been registered in the commercial register and has hence become valid.
According to the settlement agreement Celanese Europe Holding GmbH & Co. KG will pay a pro rata amount of 5/12 (corresponding to the time from 1 October 2006 to 28 February 2007) of the EUR 3.27 gross guaranteed dividend per share due under the existing Domination and Profit and Loss Agreement for the fiscal year ending 30 September 2007 forthwith after registration of the squeeze-out.
Kronberg im Taunus, 22 December 2006
Celanese AG